UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


	Scientific Learning Corporation
(Name of Issuer)


	Common Stock
(Title of Class of Securities)


_______80880R206
(CUSIP Number)


	Jeff McKinley, 200 W Monroe, suite 1440, Chicago, IL 60606.   (312)334-8781
 Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


		3/13/2008
(Date of Event which Requires Filing of this Statement)



Names of Reporting Persons.
Noel G Moore

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3. SEC USE

4. Source of funds
PF

5.  Check if Disclosure of Legal Proceedings
 Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:
7.  Sole Voting Power

879,306
8.  Shared Voting Power

N/A
9.  Sole Dispositive Power

879,30
10.  Shared Dispositive Power

N/A
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

879,306
12. Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)

N/A
13.  Percent of Class Represented by Amount in Row (11)

5.1%
14.  Type of Reporting Person (See Instructions)

IN

ITEM 1. SECURITY AND ISSUER

Common Stock. Scientific Learning Corporation
 300 Frank H, Ogawa Plaza, suite 600
Oakland, CA 94612-2040

ITEM 2. IDENTITY AND BACKGROUND

       (a) Noel G Moore

       (b) 222 W. Adams St. Suite 2200 Chicago IL 60606.

       (c) Sangamon Trading. Trader

       (d) No.

       (e) No.

       (f) U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal Funds -  $4,675,144.20

ITEM 4. PURPOSE OF TRANSACTION


       (a) Increase personal investment in the company

       (b) N/A

       (c) N/A

       (d) N/A

       (e) N/A

       (f) N/A

       (g) N/A

       (h) N/A

       (i) N/A

       (j) N/A

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) 879,306 shares - 5.1%

       (b) Noel G Moore - 879,306 shares

       (c) Noel G Moore has effected the following transactions through Schwab:

Date	Action	 Quantity 	Symbol	Description	Price	Amount
1/17/2008	Buy	 10,000 SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($45,009.95)
1/17/2008	Buy	 10,000 SCIL	SCIENTIFIC LEARNING NEW	$4.75 	($47,509.95)
1/18/2008	Buy	 400 	SCIL	SCIENTIFIC LEARNING NEW	$4.57 	($1,837.95)
1/18/2008	Buy	 2,100 	SCIL	SCIENTIFIC LEARNING NEW	$4.57 	($9,606.95)
1/22/2008	Buy	 150 	SCIL	SCIENTIFIC LEARNING NEW	$4.21 	($641.45)
1/22/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.24 	($424.20)
1/22/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($426.66)
1/22/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($425.20)
1/22/2008	Buy	 500 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($2,133.29)
1/22/2008	Buy	 200 	SCIL	SCIENTIFIC LEARNING NEW	$4.27 	($854.40)
1/22/2008	Buy	 300 	SCIL	SCIENTIFIC LEARNING NEW	$4.27 	($1,281.61)
1/22/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.30 	($430.23)
1/22/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.30 	($430.20)
1/22/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.30 	($430.20)
1/22/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.30 	($430.20)
1/22/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.30 	($430.20)
1/22/2008	Buy	 200 	SCIL	SCIENTIFIC LEARNING NEW	$4.30 	($860.40)
1/22/2008	Buy	 200 	SCIL	SCIENTIFIC LEARNING NEW	$4.30 	($860.40)
1/22/2008	Buy	 500 	SCIL	SCIENTIFIC LEARNING NEW	$4.30 	($2,151.01)
1/22/2008	Buy	 2,821 	SCIL	SCIENTIFIC LEARNING NEW	$4.30 	($12,136.00)
1/22/2008	Buy	 500 	SCIL	SCIENTIFIC LEARNING NEW	$4.32 	($2,161.00)
1/22/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.33 	($433.20)
1/22/2008	Buy	 4,400 	SCIL	SCIENTIFIC LEARNING NEW	$4.35 	($19,148.75)
1/24/2008	Buy	 107 	SCIL	SCIENTIFIC LEARNING NEW	$4.41 	($472.38)
1/24/2008	Buy	 300 	SCIL	SCIENTIFIC LEARNING NEW	$4.41 	($1,324.42)
1/24/2008	Buy	 800 	SCIL	SCIENTIFIC LEARNING NEW	$4.41 	($3,531.78)
1/24/2008	Buy	 900 	SCIL	SCIENTIFIC LEARNING NEW	$4.41 	($3,973.24)
1/24/2008	Buy	 222 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($999.44)
1/24/2008	Buy	 365 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($1,643.23)
1/24/2008	Buy	 1,000 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($4,501.99)
1/24/2008	Buy	 800 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($3,601.59)
1/24/2008	Buy	 2,613 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($11,763.70)
1/28/2008	Buy	 400 	SCIL	SCIENTIFIC LEARNING NEW	$4.39 	($1,758.30)
1/28/2008	Buy	 1,330 	SCIL	SCIENTIFIC LEARNING NEW	$4.40 	($5,859.65)
1/29/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.40 	($449.95)
1/29/2008	Buy	 900 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($4,053.58)
1/29/2008	Buy	 1,000 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($4,503.98)
1/29/2008	Buy	 400 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($1,801.59)
1/29/2008	Buy	 200 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($900.80)
2/4/2008	Buy	 200 	SCIL	SCIENTIFIC LEARNING NEW	$4.55 	($910.83)
2/4/2008	Buy	 2,200 	SCIL	SCIENTIFIC LEARNING NEW	$4.55 	($10,019.12)
2/12/2008	Buy	 1,500 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($6,752.98)
2/12/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($450.20)
2/12/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($450.20)
2/12/2008	Buy	 3,200 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($14,406.37)
2/12/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($450.20)
2/21/2008	Buy	 600 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($2,708.95)
3/3/2008	Buy	 300 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($1,353.98)
3/3/2008	Buy	 300 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($1,353.98)
3/3/2008	Buy	 75 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($338.49)
3/7/2008	Buy	 3,080 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($13,868.95)
3/10/2008	Buy	 9,800 	SCIL	SCIENTIFIC LEARNING NEW	$4.41 	($43,226.77)
3/10/2008	Buy	 200 	SCIL	SCIENTIFIC LEARNING NEW	$4.41 	($882.18)
3/10/2008	Buy	 6,245 	SCIL	SCIENTIFIC LEARNING NEW	$4.50 	($28,111.45)
3/11/2008	Buy	 9,600 	SCIL	SCIENTIFIC LEARNING NEW	$4.49 	($43,112.59)
3/11/2008	Buy	 400 	SCIL	SCIENTIFIC LEARNING NEW	$4.49 	($1,796.36)
3/13/2008	Buy	 10,000 SCIL	SCIENTIFIC LEARNING NEW	$4.07 	($40,708.95)
3/13/2008	Buy	 15 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($63.76)
3/13/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($425.09)
3/13/2008	Buy	 100 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($425.09)
3/13/2008	Buy	 2,200 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($9,351.97)
3/13/2008	Buy	 3,700 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($15,728.31)
3/13/2008	Buy	 3,885 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($16,514.73)
3/17/2008	Buy	 310 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($1,326.45)
3/17/2008	Buy	 1,370 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($5,824.96)
3/17/2008	Buy	 2,230 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($9,481.49)
3/17/2008	Buy	 600 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($2,551.07)
3/17/2008	Buy	 800 	SCIL	SCIENTIFIC LEARNING NEW	$4.25 	($3,401.43)

These transactions were effected either personally by Noel G Moore or through his assistant.

       (d) N/A

       (e) N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
 RELATIONSHIPS WITH RESPECT TO
 SECURITIES OF THE ISSUER

N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

N/A
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/24/2008
Date


/S/ Noel G Moore
Signature


Noel G Moore
Name/Title